

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

March 23, 2017

<u>VIA E-mail</u>
Mr. Harry Kirsch
Chief Financial Officer
Novartis AG
Lichtstrasse 35
4056 Basel, Switzerland

    Re: Novartis AG
          Form 20-F for Fiscal Year Ended December 31, 2016
          Filed January 25, 2017
          File No. 1-15024

Dear Mr. Kirsch:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to the comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comments, we may have additional comments.

<u>General</u>

1. On your website you list offices that you maintain in Sudan and Syria, countries which are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure about contacts with those countries. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria, whether through subsidiaries, distributors, sales representatives or other direct or indirect arrangements. You should describe any goods, technology, or services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material

investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Form 20-F for Fiscal Year Ended December 31, 2016
5.F Tabular Disclosure of Contractual Obligations, page 169

3. Please confirm that you will include interest payments on your debt in the contractual obligation table or in a discussion below the table in future filings.

Form 6-K filed January 25, 2017
Exhibit 99: Excerpts from Novartis Annual Report 2016
Notes to the Consolidated Financial Statements
Goodwill and Intangible assets, page 184 of the Annual report

4. You announced in January 2017 that you are considering options for your Alcon Division, ranging from retaining all or part of the business to separation via a capital market transaction such as an IPO or spin-off. In addition, the Alcon Division incurred operating losses for the year ended December 31, 2016 compared to operating income in the year ended December 31, 2015. Please provide us an analysis of the following:
   - your assessment of any impairment relating to the goodwill allocated to the Alcon division at December 31, 2016;
   - your assessment of any impairment related to the Alcon brand name, including how you considered the operations in the Alcon and Innovative Medicine Divisions to which the Alcon brand name relate in determining if an impairment was required to be recorded pursuant to paragraph 10 of IAS 36; and
   - why reclassification of the Alcon brand name to Corporate activities is appropriate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mary Mast, Senior Staff Accountant, at (202) 551-3613 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance